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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number
                                                                       ---------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:        December 31, 2000
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant   Aaro Broadband Wireless Communications, Inc.
                            --------------------------------------------------
    Former name if applicable  Aarow Environmental Group, Inc.
                              ------------------------------------------------

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    Address of principal executive office (Street and number)
                                                              ----------------
     2100 Oklahoma Tower, 210 Park Ave.
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    City, state and zip code  Oklahoma City, OK 73102
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-KSB can not be filed timely due to pending information related to the 4th Quarter ending December 31, 2000. Registrant is attempting to obtain clarification of this information so it may be properly presented in the 10-KSB.

                                    12b25-1
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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Michael W. Canfield                             405               415-2750
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FOR PART IV OTHER INFORMATION (3):

Overview

     Our main activities have consisted of acquisitions of building access rights, hiring of management and other key personnel, raising of funds, development of operating systems and purchase and deployment of our equipment and network. Since May 1, 2000, we have initiated commercial service using our fixed wireless broadband technology in three cities.

     Our losses, as well as our negative operating cash flow have been significant to date. We expect both to continue until we can generate a customer base through the combined efforts of direct sales and our distributorship sales that will generate revenues to fund our operating expenses. After we initiate service in our market areas, we expect to have positive operating margins by increasing the number of customers and selling of additional capacity or services without significantly increasing related capital expenditures or operating costs. Our ability to generate positive cash flow will depend on capital expenditures in new market areas, competition in our current market areas and any potential adverse regulatory developments.

Factors Affecting Future Operations

     Our ability to expand effectively will depend upon, among other things, monitoring operations, controlling costs, maintaining regulatory compliance, raising capital to pay expenses, interconnecting with the incumbent carriers, maintaining effective quality controls, securing building access, expansion of our accounting systems and attracting, assimilating and retaining qualified technical personnel and management. Failure to retain senior management, key staff, expand our customer base, purchase adequate supplies of equipment, secure building rooftop access and increasing the capacity of our network would cause our customers to experience delays in connection of service. Failure to meet the expectations of our customers would have a material adverse effect on our business.

     Our method of utilizing a distribution ring for our network around a city has only been commercially used on a limited basis. We selected this technology because we believe it complements existing wireless and wired technologies that we employ in our networks. If this technology does not perform as expected or provide the advantages that we expect, our business, financial condition and results of operations may be materially adversely affected.

     The planned expansion of our business will require significant capital to fund capital expenditures, working capital needs, debt service and the cash flow deficits generated by operating losses and current cash balances will not be sufficient to fund the current business plan. Our principal capital expenditure requirements will include:

     o    employee salaries and benefits
     o    connectivity fees
     o    office and rooftop leases
     o    network equipment and software
     o    debt service
     o    other operating expenses

     Part of our strategy is to utilize a distributorship network to expand our customer base and achieve greater market penetration more rapidly. We believe that by implementing this strategy, we can capitalize on our distributors' familiarity with their market area, customer affiliations, financial strength, their experienced personnel and minimize our requirement for incremental expenditures. We are in the process of entering into exclusive distributorship agreements for our products and services in various markets throughout the United States. This allows us to open multiple markets at the same time and to reduce our cash flow requirements since the distributor is responsible for the customer build-out capital expenditures and the recurring monthly expenses for their territory. Our initial cost outlay will be limited to the construction of the distribution layer in the territory, which will be offset by the initial distribution fee charged to the distributor.

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     We are also currently seeking additional debt and/or equity financing to fund liquidity needs. In the event that we are unable to obtain additional funds or to obtain funds on acceptable terms or in sufficient amounts, we will be required to delay the development of our network or take other actions. This could have a material adverse effect on our business, operating results and financial condition and ability to achieve sufficient cash flow to service debt requirements and meet operating expenditures.

Revenues

     We offer an integrated list of products including fixed wireless broadband connectivity, Internet access, Web-design, e-mail services, virtual private networks and wireless LANs. We market these services currently to small and medium-sized businesses with future plans to offer our services to residential customers as the pricing and technology permits. We seek to attract these customers through a broad product offering, customer service and a competitive pricing structure. We anticipate that our competitors may reduce their prices as increased competition begins to reduce their market penetration. We expect to remain competitive if market prices decline.

Operating Costs

     The costs required to operate and maintain our networks includes real estate leases for operations centers, servers, switches, distribution antennas, customer antennas, radios, routers, connectivity facilities between operations centers and individual cities, leasing of capacity lines, the cost to interconnect and terminate traffic with other network and internet service providers, software licensing fees and network design.

Sales, General and Administrative Costs

     We incur costs related to the selling, marketing and promotion of our products and services. These costs include the costs of personnel as well as advertising costs to develop brand awareness of the Aaro name.

     In addition, we incur operating costs such as customer service, technical support, billing and collections, data processing, general management, accounting, office leases, administrative functions, depreciation and financing costs. Areas that will require more personnel as our customer base grows include customer service, technical support, accounting, billing and information systems. These areas have required upfront capital expenditures and operating costs in this building stage that we have experienced.

Capital Expenditures

     Our main capital expenditure to date has been in the area of building out our national and regional operations centers. This network infrastructure includes a National Operations Center in Oklahoma City, Oklahoma and two Regional Operations Centers presently constructed in Tulsa, Oklahoma and Austin, Texas.

Customer Connectivity Equipment

     The purchase and installation of the customer connectivity equipment includes an antenna, radio unit, power supply, multiplexer, router and installation materials. Customers in the same building may share this equipment, which reduces our capital outlay per customer.

Distribution Locations

     A distribution location can serve several customers within a 360-degree coverage area. A distribution location typically comprises six sectors, each of which cover a section of the service area depending upon coverage and capacity requirements. Each sector requires one or more antennae and radio units depending upon the concentration of the customers and traffic within each sector. Costs incurred on each distribution location are typically higher than are costs per

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customer site. We will be able to add additional distribution equipment as the customer demand requires.

Distribution Locations to Regional Operations Center

     We transport traffic between our distribution locations to our Regional Operations Centers by utilizing leased fiber. This cost is captured as an operating expense as opposed to a capital expenditure. We also incur switching costs for traditional circuit-based switches, line cards for interfacing with the backhaul networks and with the networks of other carriers, packet-based routers and power systems.

Network Operations Center

     Network operations center costs include investments in developing a command, control and communications center to monitor and manage our entire network infrastructure. Further costs include investments in applications and commercial hardware and software solutions customized for problem identification and network monitoring.

Data Center

     Our data center is designed for the 24-hour a day routing of Internet traffic and hosting of Web sites and e-mail. Costs to develop our data center include investment in computer hardware and software, multi-redundant mechanics, utilities and environmental controls, security systems and broadband connectivity.

Information Technology

     Costs to acquire, develop and enhance our information technology will require capital investment. Systems for billing, customer services, finance and network monitoring are under development and undergoing further enhancement.

Discussion of Period Ended December 31, 2000

     During the period ended December 31, 2000, we had revenue of $132,940 resulting from custom programming, consulting and providing broadband wireless transport. We experienced delays in the deployment of service to new cities and the execution of our business plan due to cash flow shortages, delays in availability of computer equipment and the litigation with Broadband and Broadcom. We are continuing to acquire the necessary equipment to complete the deployment of our Regional Operations Centers, National Operations Center and individual customer sites for our wireless communications services. During the last quarter of 2000, we signed our first "Exclusive Master Distributorship Agreement", entered into an agreement with the Oklahoma Municipal League granting them the sole and exclusive right for Oklahoma municipalities for our products and services in Oklahoma and entered two contracts for programming and Web development services.

     Operating expenses of $4,088,235 consisted predominately of facilities and telecom charges, depreciation-amortization, contract services, occupancy costs and employee costs. Facilities and telecom charges of $452,060 were incurred as we connected offices and Regional Operations Centers with the National Operations Center and related site expenses for wireless transmission. Contract services include expenses related to professional services and contract labor fees and totaled $344,396. Occupancy costs of $266,510 include the costs of office leases, insurance and office related expenses. Public relations expenses to promote our products and services amounted to $175,967, which included trade show and promotional costs. Employee costs totaled $1,951,135 for the period ended December 31, 2000. Employee travel totaled $205,212 and depreciation accounted for $450,632. Other miscellaneous operating expenses for the eight-month period subsequent to the merger with Global Wireless were $242,323.

     Interest expense of $342,363 was primarily the result of the accretion of the discount on short-term notes issued to serve as "bridge financing" while we raised capital in two separate 506

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Private Placements. This accretion was a non-cash expense. The additional interest expense was attributable to debt service on short-term bank financing.

     Other Expense in the amount of $509,267 was mainly due to litigation expenses associated with settlement of the Broadband and Broadcom lawsuits.

Income Taxes

     Due to net losses, no provision for income taxes was necessary for 2000.

Liquidity and Capital Resources

     For the period ended December 31, 2000, we financed our growth from borrowings and sale of our equity securities. Net cash used by operating activities totaled $2,740,057 in the period April 21, 2000 through December 31, 2000. Net cash used by investing activities in the same period totaled $2,493,259 due mainly to the purchase of equipment. Cash flows provided by financing activities were $5,965,091 during the period ended December 31, 2000. During the period ended December 31, 2000, we had a net cash increase of $731,775.

     On June 30, 2000, we completed a private placement offering of 8,000,000 units, each unit consisting of one share of Common Stock and one Redeemable Warrant at $.25 per unit. We received net proceeds from this offering of $1,996,422. Each of the redeemable warrants is exercisable until June 30, 2005 for the purchase of one share of common stock for $2.00 (as modified in February
2001). These funds have been utilized for the purpose of payment of current liabilities and development of our wireless communications networks and marketing of the related products and services.

     On October 5, 2000, we sold 2,000,000 shares of Series I Preferred Stock for $2,000,000. Upon issuance, $1,752,000 of the proceeds was allocated to the intrinsic value of the beneficial conversion feature, resulting in a discount on the preferred stock. Because these securities are convertible at the date of issuance, the discount was fully recognized as a return to the preferred stockholder at the date of issuance.

     In addition, as of December 31, 2000, we received net proceeds from a second private placement offering of $960,000 for sale of 96 units, each unit consisting of 30,000 shares of common stock and 20,000 redeemable warrants. Each of the redeemable warrants is exercisable until June 30, 2005, for the purchase of one share of common stock for $2.00 (as modified in February 2001). We have utilized these funds for the purpose of payment of current liabilities, development of our wireless communications networks, marketing of the related products and services and to retire short-term notes payable. As a part of this private placement, notes payable with face amounts of $500,000 and carrying amounts of $329,284 were exchanged for 50 units. This exchange resulted in the extinguishment of the notes payable and an extraordinary loss of $170,716.

         We are also currently seeking additional debt and/or equity financing to fund liquidity needs. In the event that we are unable to obtain additional funds or to obtain funds on acceptable terms or in sufficient amounts, we will be required to delay the development of our network or take other actions. This could have a material adverse effect on our business, operating results and financial condition and ability to achieve sufficient cash flow to service debt requirements and meet operating expenditures.

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          AARO BROADBAND WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

  Period from April 21, 2000 (date of incorporation) through December 31, 2000


Revenues
   Communication services                                          $     54,032
    Equipment sales                                                      13,499
    Other                                                                65,409
                                                                   ------------

                  Total revenues                                        132,940

Operating costs and expenses
    Cost of equipment sold                                               11,599
    System operating and support                                      1,091,780
    Sales, general and administrative                                 2,534,224
    Depreciation and amortization                                       450,632
                                                                   ------------

                  Total operating costs and expenses                  4,088,235
                                                                   ------------

                  Loss from operations                               (3,955,295)

Interest and other income                                                20,516
Interest expense                                                       (342,363)
Other expense                                                          (509,267)
                                                                   ------------

                  Net loss before extraordinary loss                 (4,786,409)

Extraordinary loss on extinguishment of debt                           (170,716)
                                                                   ------------

                  NET LOSS                                           (4,957,125)

Preferred stock - discount recognition                               (1,752,000)
                                                                   ------------

Net loss applicable to common stockholders                         $ (6,709,125)
                                                                   ============

Basic and diluted net loss per common share                        $       (.16)
                                                                   ============

Weighted average common shares outstanding                           40,681,142
                                                                   ============

                  Aaro Broadband Wireless Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   April 2, 2001          By:   /s/ MICHAEL W. CANFIELD
      ------------------------     ---------------------------------------------
                                         Michael W. Canfield, CFO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2